TO OUR STOCKHOLDERS

________________________________________________________________________________


Nineteen ninety-eight was a record year for First National of Nebraska.

Net income totaled $86.5 million an increase of 15% over the $75.2 million earned in 1997. Total revenue was $1.1 billion in 1998, compared to $1 billion in 1997.

Return on average stockholders' equity was 15.7%. This is the twenty-sixth straight year that return on average stockholders' equity has exceeded 15%.

On December 31, 1998, First National of Nebraska reached a new high of $8.2 billion in total assets. This compares to $7.3 billion on December 31, 1997. In addition, we have funded $653 million in credit card loans through various off balance sheet securitization programs. At year end 1997, this number was $950 million.

During 1998, First National made twenty-five credit card portfolio acquisitions which ranged in size from $150,000 to $254 million. We look forward to a strong relationship with each of these financial institutions, as we work hard to service their customers.

New branches were opened in Longmont and Louisville, Colorado. We also celebrated the opening of new headquarters buildings for the Platte Valley State Bank in Kearney and the First National Bank in North Platte. First Bankcard Center moved into a greatly expanded servicing center in Wayne, Nebraska and a new Colorado check processing facility was opened in Loveland.

This was an exciting year of growth and expansion. I want to thank our customers, stockholders, and 5,428 associates for their tremendous support during this record-breaking year.

                                    /s/ Bruce R. Lauritzen

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
PERFORMANCE TRENDS
--------------------------------------------------------------------------------
(IN MILLIONS)

BAR GRAPHS DEPICTING:

Managed Assets* 1998: $8,841               Earnings 1998: $86.5                     Capital & Loan Loss Allowance
                                                                                    1998: $ 706

YEAR                                       YEAR                                      YEAR
---------------------------                -----------------------                   ---------------------
1972               298                     1972           1.959                      1972            20
1973               366                     1973           2.213                      1973            22
1974               360                     1974           2.405                      1974            20
1975               351                     1975           2.597                      1975            18
1976               372                     1976           3.155                      1976            20
1977               439                     1977           3.614                      1977            23
1978               503                     1978           3.976                      1978            27
1979               583                     1979           4.473                      1979            31
1980               625                     1980           5.075                      1980            35
1981               666                     1981           5.743                      1981            41
1982               715                     1982           6.575                      1982            46
1983               844                     1983           7.000                      1983            49
1984               873                     1984           8.700                      1984            59
1985             1,081                     1985          10.076                      1985            69
1986             1,118                     1986          11.637                      1986            80
1987             1,314                     1987          15.133                      1987            95
1988             1,726                     1988          23.253                      1988           121
1989             2,076                     1989          28.123                      1989           147
1990             2,548                     1990          33.217                      1990           186
1991             3,033                     1991          40.017                      1991           225
1992             3,574                     1992          52.126                      1992           272
1993             4,272                     1993          70.082                      1993           345
1994             5,262                     1994          77.133                      1994           415
1995             6,311                     1995          82.241                      1995           498
1996             7,112                     1996          70.232                      1996           593
1997             8,282                     1997          75.187                      1997           639
1998             8,841                     1998          86.492                      1998           706

Managed Loans* 1998: $6,399                Deposits 1998: $ 6,868                    Return On Average Equity 1998:
                                                                                     15.7%

YEAR                                       YEAR                                      YEAR
---------------------------                -----------------------                   ---------------------
1972               152                     1972             251                      1972          13.5
1973               183                     1973             296                      1973          16.5
1974               172                     1974             299                      1974          17.4
1975               175                     1975             280                      1975          18.5
1976               202                     1976             302                      1976          19.5
1977               215                     1977             336                      1977          19.2
1978               265                     1978             369                      1978          18.2
1979               327                     1979             411                      1979          17.9
1980               297                     1980             428                      1980          17.7
1981               377                     1981             411                      1981          17.4
1982               426                     1982             432                      1982          17.1
1983               528                     1983             557                      1983          16.3
1984               645                     1984             608                      1984          18.6
1985               738                     1985             741                      1985          18.0
1986               813                     1986             799                      1986          18.0
1987               988                     1987             970                      1987          19.8
1988             1,321                     1988           1,308                      1988          25.7
1989             1,581                     1989           1,642                      1989          24.3
1990             1,890                     1990           2,097                      1990          23.2
1991             2,224                     1991           2,575                      1991          23.3
1992             2,602                     1992           3,070                      1992          24.7
1993             3,184                     1993           3,652                      1993          26.8
1994             3,945                     1994           4,383                      1994          24.1
1995             4,651                     1995           5,090                      1995          20.8
1996             5,307                     1996           5,836                      1996          15.4
1997             5,961                     1997           6,401                      1997          15.2
1998             6,399                     1998           6,868                      1998          15.7

*Reported assets or loans plus securitized credit card loans

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------------------------------------------------------------
                                                                     YEARS ENDED DECEMBER 31,
                            1998                   1997                   1996                   1995                 1994
------------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share data)
Total assets              $8,187,815            $7,332,021             $6,912,057             $6,110,542           $5,261,907

Net income                $   86,492            $   75,187             $   70,232             $   82,241           $   77,133

Stockholders' equity      $  584,303            $  510,057             $  487,966             $  429,831           $  359,216

Allowance for
  loan losses             $  121,877            $  128,990             $  104,812             $   67,740           $   55,265
====================================================================================================================================

====================================================================================================================================
Per share data:

Net income                $   258.19            $   220.68             $   202.53            $    237.17           $   222.43

Dividends                 $    35.00            $    33.76             $    37.22             $    33.73           $    38.07

Stockholders' equity      $ 1,744.19            $ 1,522.56             $ 1,407.19             $ 1,239.54           $ 1,035.90
====================================================================================================================================

====================================================================================================================================
Profit ratios:

Return on average
  equity                        15.7%                 15.2%                  15.4%                  20.8%                24.1%

Return on average
  assets                         1.2%                  1.1%                   1.1%                   1.5%                 1.7%
====================================================================================================================================

BANKING LOCATIONS

MAP DEPICTING:

NEBRASKA            SOUTH DAKOTA       KANSAS              COLORADO
--------------------------------------------------------------------------------

OMAHA               YANKTON            FAIRWAY             FORT COLLINS
NORTH PLATTE                           OVERLAND PARK       GREELEY
COLUMBUS                               OLATHE              LOVELAND
KEARNEY                                                    WINDSOR
FREMONT                                                    BOULDER
BEATRICE                                                   LONGMONT
DAVID CITY                                                 LOUISVILLE
CHADRON                                                    BROOMFIELD*
ALLIANCE
SCOTTSBLUFF
GERING
NORFOLK


* Opening in May 1999

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        DECEMBER 31,
                                                                                          1998                           1997
----------------------------------------------------------------------------------------------------------------------------------
(in thousands except share and per share data)
ASSETS

Cash and due from banks                                                               $  434,275                    $  428,832
Federal funds sold and other short-term investments                                      382,234                       327,010
----------------------------------------------------------------------------------------------------------------------------------
           Total cash and cash equivalents                                               816,509                       755,842

Securities available-for-sale (amortized cost $852,374 and $378,714)                     854,183                       381,337
Securities held-to-maturity (fair value $423,554 and $874,646)                           420,918                       872,907

Loans                                                                                  5,746,054                     5,010,982
     Less:  Allowance for loan losses                                                    121,877                       128,990
            Unearned income                                                               13,450                        13,380
----------------------------------------------------------------------------------------------------------------------------------
          Net loans                                                                    5,610,727                     4,868,612

Premises and equipment, net                                                              138,853                       136,054
Other assets                                                                             346,625                       317,269
----------------------------------------------------------------------------------------------------------------------------------
           TOTAL ASSETS                                                               $8,187,815                    $7,332,021
==================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
     Noninterest-bearing                                                              $  896,485                    $  842,195
     Interest-bearing                                                                  5,971,396                     5,558,850
----------------------------------------------------------------------------------------------------------------------------------
           Total deposits                                                              6,867,881                     6,401,045

Federal funds purchased and securities sold under repurchase agreements                  358,975                       217,891
Other liabilities                                                                        250,753                        80,530
Other borrowings                                                                          33,039                        28,446
Capital notes                                                                             92,864                        94,052
----------------------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                          7,603,512                     6,821,964

Contingencies and commitments

Stockholders' equity:
     Common stock, $5 par value, 346,767 shares authorized,
          335,000 shares issued and outstanding                                            1,675                         1,675
     Additional paid-in capital                                                            2,515                         2,515
     Retained earnings                                                                   578,951                       504,184
     Accumulated other comprehensive income                                                1,162                         1,683
----------------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                                                     584,303                       510,057
----------------------------------------------------------------------------------------------------------------------------------

          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $8,187,815                    $7,332,021
==================================================================================================================================

See Notes to Consolidated Financial Statements

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------
                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                        1998         1997        1996
-------------------------------------------------------------------------------------------------------
(in thousands except share and per share data)

Interest income:
     Interest and fees on loans and lease financing                    $755,803    $735,638    $700,472
     Interest on securities:
          Taxable interest income                                        65,598      64,165      49,809
          Nontaxable interest income                                        835       1,036       1,116
     Interest on federal funds sold
          and other short-term investments                               13,320      14,268      14,017
-------------------------------------------------------------------------------------------------------
              Total interest income                                     835,556     815,107     765,414
-------------------------------------------------------------------------------------------------------
Interest expense:
     Interest on deposits                                               305,127     286,226     250,170
     Interest on federal funds purchased and
          securities sold under repurchase agreements                     8,310       7,841       5,667
     Interest on other borrowings and capital notes                       9,625       9,549       8,451
     Interest on commercial paper and
          commercial paper based borrowings                                  --      13,479      15,943
-------------------------------------------------------------------------------------------------------
               Total interest expense                                   323,062     317,095     280,231
-------------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                                     512,494     498,012     485,183
Provision for loan losses                                               173,311     201,494     180,059
-------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                     339,183     296,518     305,124
Noninterest income:
     Processing services                                                 99,143      91,553      85,440
     Credit card securitization income                                   60,980      51,817      15,007
     Deposit services                                                    24,948      22,879      19,928
     Trust and investment services                                       22,979      20,616      17,818
     Commissions                                                         15,703      14,212      11,064
     Miscellaneous                                                       50,585      30,857      25,800
-------------------------------------------------------------------------------------------------------
               Total noninterest income                                 274,338     231,934     175,057
-------------------------------------------------------------------------------------------------------
Noninterest expense:
     Salaries and employee benefits                                     182,848     155,956     135,718
     Communications and supplies                                         58,046      55,922      61,273
     Loan servicing expense                                              43,727      36,099      32,637
     Processing expense                                                  28,784      26,560      21,000
     Net occupancy expense of premises                                   30,045      22,355      21,570
     Equipment rentals, depreciation and maintenance                     36,993      29,880      26,117
     Professional services                                               53,023      48,701      44,072
     Miscellaneous                                                       37,855      29,074      23,441
-------------------------------------------------------------------------------------------------------
               Total noninterest expense                                471,321     404,547     365,828
-------------------------------------------------------------------------------------------------------
Income before income taxes                                              142,200     123,905     114,353

Income tax expense (benefit):
     Current                                                             57,165      53,947      57,641
     Deferred                                                            (1,457)     (5,229)    (13,520)
-------------------------------------------------------------------------------------------------------
               Total income tax expense                                  55,708      48,718      44,121
-------------------------------------------------------------------------------------------------------
NET INCOME                                                             $ 86,492    $ 75,187    $ 70,232
=======================================================================================================
Average number of common shares outstanding                             335,000     340,706     346,767
=======================================================================================================
Net income per common share                                             $258.19     $220.68     $202.53
=======================================================================================================
Cash dividends declared per common share                                 $35.00      $33.76      $37.22
=======================================================================================================

See Notes to Consolidated Financial Statements

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

--------------------------------------------------------------------------------------------------------------------
                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                                      1998        1997       1996
--------------------------------------------------------------------------------------------------------------------
(in thousands)

NET INCOME                                                                            $86,492     $75,187    $70,232

Other comprehensive income (loss), before tax:
  Net unrealized holding gains arising during period                                      495       2,626      1,431
  Less:  Reclassification adjustment for net gains realized in net income               1,307       1,267        167
--------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), before tax                                            (812)      1,359      1,264
Less: Income tax expense (benefit) related to other comprehensive income                 (291)        485        455
--------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX                                            (521)        874        809
--------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                                  $85,971     $76,061    $71,041
====================================================================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                           ACCUMULATED
                                                                 ADDITIONAL                   OTHER               TOTAL
                                                  COMMON STOCK    PAID-IN    RETAINED      COMPREHENSIVE       STOCKHOLDERS'
                                                 ($5 PAR VALUE)   CAPITAL    EARNINGS         INCOME              EQUITY
----------------------------------------------------------------------------------------------------------------------------
(in thousands except per share data)

Balance, January 1, 1996                              $1,734       $2,604   $425,493          $   --             $429,831

Net Income                                                --           --     70,232              --               70,232

Net unrealized appreciation on securities
  available-for-sale, net of tax                          --           --         --             809                  809

Cash dividends - $37.22 per share                         --           --    (12,906)             --              (12,906)
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                             1,734        2,604    482,819             809              487,966

Net Income                                                --           --     75,187              --               75,187

Repurchase of common stock                               (59)         (89)   (42,214)             --              (42,362)

Net unrealized appreciation on securities
  available-for-sale, net of tax                          --           --         --             874                  874

Cash dividends - $33.76 per share                         --           --    (11,608)             --              (11,608)
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                             1,675        2,515    504,184           1,683              510,057

NET INCOME                                                --           --     86,492              --               86,492

NET UNREALIZED DEPRECIATION ON
  SECURITIES AVAILABLE-FOR-SALE, NET OF TAX               --           --         --            (521)                (521)

CASH DIVIDENDS - $35.00 PER
  SHARE                                                   --           --    (11,725)             --              (11,725)
----------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                            $1,675       $2,515   $578,951          $1,162             $584,303
============================================================================================================================

See Notes to Consolidated Financial Statements

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------------
                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                                                1998         1997        1996
---------------------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                                               $  86,492   $  75,187   $  70,232
          Adjustments to reconcile net income to net cash
          flows from operating activities:
               Provision for loan losses                                        173,311     201,494     180,059
               Depreciation and amortization                                     44,412      41,888      37,195
               Provision for deferred taxes                                      (1,457)     (5,229)    (13,520)
               Origination of mortgage loans for resale                        (146,816)    (41,991)    (46,887)
               Proceeds from the sale of mortgage loans for resale              131,847      40,851      47,053
               Other asset and liability activity, net                            8,537     (41,440)    (27,159)
---------------------------------------------------------------------------------------------------------------
     Net cash flows from operating activities                                   296,326     270,760     246,973

CASH FLOWS FROM INVESTING ACTIVITIES
          Acquisitions, net of cash received                                  $    (855)  $      --   $ (11,584)
          Maturities and sales of securities available-for-sale                 348,663     211,676       7,176
          Purchases of securities available-for-sale                           (665,392)   (334,172)   (226,734)
          Maturities of securities held-to-maturity                             625,871     283,446     312,406
          Purchases of securities held-to-maturity                             (174,065)   (507,975)   (127,598)
          Net change in loans                                                  (230,115)   (586,113)   (723,203)
          Credit card securitization activities                                (296,978)    750,000          --
          Purchases of loan portfolios                                         (402,331)   (288,998)         --
          Purchases of premises and equipment                                   (41,987)    (41,072)    (26,363)
          Other, net                                                              2,277       2,141         732
---------------------------------------------------------------------------------------------------------------
     Net cash flows from investing activities                                  (834,912)   (511,067)   (795,168)

CASH FLOWS FROM FINANCING ACTIVITIES
          Net change in deposits                                              $ 466,836   $ 564,876   $ 647,066
          Net change in federal funds purchased and
               securities sold under repurchase agreements                      141,084      71,876       2,548
          Issuance of other borrowings and capital notes                         86,255     135,771      61,799
          Principal repayments on other borrowings
               and capital notes                                                (83,197)   (117,149)    (68,889)
          Net change in commercial paper and
               commercial paper based borrowings                                     --    (280,169)    (25,145)
          Repurchase of common stock                                                 --     (42,362)         --
          Cash dividends paid                                                   (11,725)    (11,608)    (12,906)
---------------------------------------------------------------------------------------------------------------
     Net cash flows from financing activities                                   599,253     321,235     604,473
---------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                          60,667      80,928      56,278
Cash and cash equivalents at beginning of year                                  755,842     674,914     618,636
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $ 816,509   $ 755,842   $ 674,914
===============================================================================================================
Cash paid during the year for:
     Interest                                                                 $ 324,766   $ 312,318   $ 278,548
     Income taxes                                                             $  53,387   $  44,979   $  50,233
Noncash investing and financing activities:
     Consideration for business acquisitions                                  $      --   $      --   $     724
===============================================================================================================

See Notes to Consolidated Financial Statements

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements of First National of Nebraska and subsidiaries (the Company) include the accounts of the parent company; its 99.67% owned subsidiary, First National Bank of Omaha and wholly-owned subsidiaries (the Bank); its wholly-owned other banking subsidiaries; and its nonbanking subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

     NATURE OF BUSINESS - The Company is a Nebraska-based interstate bank holding company whose primary assets are its banking subsidiaries. The banking subsidiaries are principally engaged in consumer, commercial, real estate and agricultural lending and retail deposit activities. The Company also has subsidiaries which provide merchant credit card processing and other services.

     These operating activities involve similar types of customers, products and services and distribution methods. Financial information is maintained and analyzed on a total entity basis for decision making and performance assessment. The Company's operations are also regulated by common regulatory authorities. Therefore, in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has determined that it is a single reportable entity.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS - For the purpose of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and other short-term investments with original maturities of three months or less.

     SECURITIES - Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Premiums and discounts are recognized in interest income using the level yield method over the period to maturity.

     Debt and equity securities which the Company may not hold to maturity are classified as available-for-sale if they are not considered to be part of trading-related activities. Available-for-sale securities are reported at their fair values, with unrealized holding gains and losses reported on a net-of-tax basis in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the level yield method over the period to maturity.

     LOANS - Loans are reported at their outstanding principal balance net of the allowance for loan losses and any deferred fees or costs on originated loans. Loan fees and certain direct loan origination costs are deferred and recognized as an adjustment of the yield of the related loan over the estimated average life of the loan.

     Accrual of interest is discontinued on a loan when management believes collection of interest is doubtful after considering economic and business conditions, collection efforts, and the financial condition of the borrower.

     LEASES - Equipment acquired with no outside financing is leased to customers under direct lease financing arrangements. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recognized as interest income over the terms of the leases by methods that approximate the level yield method.

     ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The allowance for loan losses related to impaired loans, excluding large groups of smaller balance homogeneous loans (such as consumer loans) that are collectively evaluated for impairment, is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral.

     PREMISES AND EQUIPMENT - Premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the leases. Land is carried at cost.

     CREDIT CARD LOAN SECURITIZATIONS - The Company has sold, on a revolving basis, credit card loans through securitization programs. Beginning in 1997, these securitizations have been recorded as sales in accordance with Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." A residual earnings stream and servicing have been retained and are recorded at estimated fair value based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. The resulting servicing liability was immaterial.

     INCOME TAXES - The Company files consolidated federal and state tax returns. Taxes of the subsidiaries, computed on a separate return basis, are remitted to the parent company. Under the liability method used to calculate income taxes and deferred tax assets and liabilities, the Company accounts for differences between the financial statement carrying amount and tax bases of existing assets and liabilities by applying currently enacted statutory tax rates applicable to future periods.

     INTANGIBLE ASSETS - Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets associated with merger and acquisition transactions. Goodwill is amortized on a straight-line basis over periods ranging up to 25 years. Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized over periods not exceeding 10 years using straight-line and accelerated methods, as appropriate. Purchased credit card relationships represent the intangible value of acquired credit card relationships and are amortized over 15 years using an accelerated method.

     The Company periodically assesses the recoverability of intangible assets by reviewing such assets whenever events or changes in circumstances indicate that the book value may not be recoverable. An impairment is recognized when undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value.

     FAIR VALUES OF FINANCIAL INSTRUMENTS - Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. The Company assumes that the carrying amount of cash and short-term financial instruments approximates their fair value.

     TRUST ASSETS - Property (other than cash deposits) held by banking subsidiaries in fiduciary or agency capacities for their customers is not included in the accompanying consolidated statements of financial condition since such items are not assets of the Company.

     NET INCOME PER SHARE - Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. The Company has no common stock equivalents.

     OTHER - Certain reclassifications were made to prior years' financial statements to conform them to the improved classifications used in 1998. These reclassifications had no effect on net income or total assets.

B.   SECURITIES:

     Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The amortized cost of securities and their approximate fair values at December 31 were as follows:

                                                                                                DECEMBER 31, 1998
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                               GROSS         GROSS
                                                                          AMORTIZED         UNREALIZED     UNREALIZED       FAIR
                                                                            COST               GAINS         LOSSES         VALUE
     ------------------------------------------------------------------------------------------------------------------------------
     (in thousands)
     AVAILABLE-FOR-SALE SECURITIES:
     U.S. Government obligations                                          $812,156            $3,340        $(1,325)       $814,171
     Obligations of states and political subdivisions                           30                --             --              30
     Mortgage-backed securities                                             22,285                --           (206)         22,079
     Other securities                                                       17,903                --             --          17,903
     ------------------------------------------------------------------------------------------------------------------------------
     Total securities available-for-sale                                  $852,374            $3,340        $(1,531)       $854,183
     ==============================================================================================================================

     HELD-TO-MATURITY SECURITIES:
     U.S. Government obligations                                          $374,009            $2,109        $    --        $376,118
     Obligations of states and political subdivisions                       16,671               210             --          16,881
     Mortgage-backed securities                                             29,788               325             (8)         30,105
     Other securities                                                          450                --             --             450
     ------------------------------------------------------------------------------------------------------------------------------
     Total securities held-to-maturity                                    $420,918            $2,644        $    (8)       $423,554
     ==============================================================================================================================

                                                                                            DECEMBER 31, 1997
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                              GROSS          GROSS
                                                                          AMORTIZED         UNREALIZED    UNREALIZED        FAIR
                                                                            COST              GAINS         LOSSES          VALUE
     ------------------------------------------------------------------------------------------------------------------------------
     (in thousands)
     AVAILABLE-FOR-SALE SECURITIES:
     U.S. Government obligations                                          $366,584            $2,623      $      --        $369,207
     Obligations of states and political subdivisions                          115                --             --             115
     Other securities                                                       12,015                --             --          12,015
     ------------------------------------------------------------------------------------------------------------------------------
     Total securities available-for-sale                                  $378,714            $2,623      $      --        $381,337
     ==============================================================================================================================

     HELD-TO-MATURITY SECURITIES:
     U.S. Government obligations                                          $809,581            $1,903      $    (265)       $811,219
     Obligations of states and political subdivisions                       17,184               192            (21)         17,355
     Mortgage-backed securities                                             45,692                31           (101)         45,622
     Other securities                                                          450                --             --             450
     ------------------------------------------------------------------------------------------------------------------------------
     Total securities held-to-maturity                                    $872,907            $2,126      $    (387)       $874,646
     ==============================================================================================================================

     Gross realized gains on sales of available-for-sale securities were $1.3 million in 1998 and 1997. Included in U.S. Government obligations available-for-sale as of December 31, 1998, are $152.6 million of purchases pending cash settlement. The $152.6 million obligation for this pending cash settlement is reflected in other liabilities.

     At December 31, 1998 and 1997, securities totaling $710.2 million and $554.7 million, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

     Contractual maturities at December 31, 1998 were as follows:

                                                             HELD-TO-MATURITY SECURITIES  AVAILABLE-FOR-SALE SECURITIES
                                                             ---------------------------  ------------------------------
                                                                 AMORTIZED       FAIR           AMORTIZED       FAIR
                                                                    COST         VALUE             COST         VALUE
     -------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Due in one year or less                                       $147,003     $148,089          $231,213     $232,092
     Due after one year through five years                          238,533      239,733           580,973      582,109
     Due after five years through ten years                           2,154        2,187                --           --
     Due after ten years                                              3,440        3,440            17,903       17,903
     Mortgage-backed securities                                      29,788       30,105            22,285       22,079
     -------------------------------------------------------------------------------------------------------------------
     Total securities                                              $420,918     $423,554          $852,374     $854,183
     ==================================================================================================================

C.   LOANS:

     Loans were comprised of the following:

                                                                                                           DECEMBER 31,
                                                                                                     1998               1997
     ---------------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Individual consumer                                                                         $3,188,367           $2,804,727
     Commercial and financial                                                                       832,070              722,193
     Real estate - mortgage                                                                         959,904              794,167
     Real estate - construction                                                                     234,757              196,720
     Agricultural                                                                                   427,274              408,602
     Lease financing                                                                                 73,726               75,637
     Other                                                                                           29,956                8,936
     ---------------------------------------------------------------------------------------------------------------------------
     Gross loans                                                                                  5,746,054            5,010,982
     Less:
        Allowance for loan losses                                                                   121,877              128,990
        Unearned income                                                                              13,450               13,380
     ---------------------------------------------------------------------------------------------------------------------------
     Net loans                                                                                   $5,610,727           $4,868,612
     ===========================================================================================================================

     In addition to the above loans owned by the Company, credit card loans securitized and serviced for others totaled $653 million and $950 million at December 31, 1998 and 1997, respectively. Mortgage loans serviced for others totaled $394.7 million and $355.2 million, respectively, at December 31, 1998 and 1997.

     Lease financing was comprised of the following:

                                                                                                           DECEMBER 31,
                                                                                                     1998               1997
     ------------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Direct financing leases:
        Lease payments receivable                                                                  $62,731            $64,836
        Estimated residual value of equipment                                                       10,995             10,801
     ------------------------------------------------------------------------------------------------------------------------
                                                                                                    73,726             75,637
     Less unearned income                                                                            9,364             10,243
     ------------------------------------------------------------------------------------------------------------------------
     Net leases                                                                                    $64,362            $65,394
     ========================================================================================================================

     At December 31, 1998, minimum lease financing payments receivable for each of the five succeeding years are approximately: $31.2 million for 1999; $13.1 million for 2000; $9.8 million for 2001; $4.9 million for 2002; and $2.1 million for 2003.

An analysis of the changes in the allowance for loan losses is as follows:

                                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                                      1998            1997           1996
     -----------------------------------------------------------------------------------------------------------------------
      (in thousands)
      Balance beginning of year                                                       $ 128,990     $ 104,812    $  67,740
      Addition due to acquisitions and purchases of loans                                13,035        10,895        1,738
      Reduction due to sales of loans                                                    (8,990)           --           --
      Provision for loan losses                                                         173,311       201,494      180,059

      Loans charged off                                                                (213,325)     (213,348)    (164,711)
      Loans recovered                                                                    28,856        25,137       19,986
     -----------------------------------------------------------------------------------------------------------------------
      Total net charge-offs                                                            (184,469)     (188,211)    (144,725)

     -----------------------------------------------------------------------------------------------------------------------
      Balance end of year                                                             $ 121,877     $ 128,990    $ 104,812
     =======================================================================================================================


     The Company grants individual consumer, commercial, agricultural, and real estate loans to its customers. The commercial loan portfolio is diversified, consisting of numerous industries located or headquartered primarily in the Company's operating region which includes Nebraska, Colorado, Kansas, South Dakota and Iowa. The majority of individual consumer loans are to customers located in the Midwest.

     The Company evaluates each borrower's creditworthiness on a case-by-case basis. The individual consumer loan category is predominately unsecured, and the allowance for potential losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real estate, operating assets, or financial instruments. The amount of collateral obtained is based upon management's evaluation of the borrower.

     As of December 1998 and 1997 and for the years then ended, the Company's recorded investment in impaired loans and associated interest income were immaterial.

     Loan participations sold to banks owned by shareholders of the Company were $90.6 million and $81.6 million, respectively, at December 31, 1998 and 1997. Loans to subsidiary bank directors and their associates were approximately $27.7 million and $35 million at December 31, 1998 and 1997, respectively.

D.   PREMISES AND EQUIPMENT:

     Premises and equipment were comprised of the following:

                                                                          DECEMBER 31,
                                                                      1998           1997
     ----------------------------------------------------------------------------------------------
      (in thousands)
      Land                                                         $ 14,166        $ 14,428
      Buildings                                                      77,557          73,342
      Leasehold improvements                                         24,526          25,558
      Equipment                                                     164,958         144,917
     ----------------------------------------------------------------------------------------------
                                                                    281,207         258,245
      Less accumulated depreciation                                 142,354         122,191
     ----------------------------------------------------------------------------------------------
      Net premises and equipment                                   $138,853        $136,054
     ==============================================================================================

E. DEPOSITS:

   The aggregate amount of certificates of deposit, each with a minimum denomination of $100,000, was approximately $564.2 million and $367.4 million in 1998 and 1997, respectively.

   At December 31, 1998, the scheduled maturities of total certificates of deposit were as follows:

     -------------------------------------------------------------------------
      (in thousands)
      1999                                                         $2,751,081
      2000                                                            811,715
      2001                                                             78,638
      2002                                                             54,500
      2003 and thereafter                                              34,293
     -------------------------------------------------------------------------
      Total certificates of deposit                                $3,730,227
     =========================================================================

F.    OTHER BORROWINGS AND CAPITAL NOTES:

      Included in other borrowings, the Company had advances from the Federal Home Loan Bank with maturities as follows:

                                                                       DECEMBER 31, 1998        DECEMBER 31, 1997
                                                                 --------------------------  -----------------------
                                                                       WEIGHTED                WEIGHTED
                                                                        AVERAGE                 AVERAGE
                                                                         RATE       AMOUNT       RATE       AMOUNT
    ----------------------------------------------------------------------------------------------------------------
     (in thousands)
     Scheduled maturities due:
     Due in one year or less                                               6.07%    $   639        6.17%     $  433
     Due after one year through two years                                  6.04         752        6.50         240
     Due after two years through three years                               6.10         669        6.29         449
     Due after three years through four years                              6.28       1,088        6.50         259
     Due after four years through five years                               4.84      20,986        6.50         269
     Due after five years                                                  6.41       4,401        6.77       2,307
    ----------------------------------------------------------------------------------------------------------------
     Total advances                                                        5.23%    $28,535        6.60%     $3,957
    ================================================================================================================

   As of December 31, 1998, these Federal Home Loan Bank advances carried interest rates ranging from 4.47% to 7.34% and are collateralized by certain real estate loans in compliance with Federal Home Loan Bank requirements. Additionally, the Company holds shares of Federal Home Loan Bank stock as required.

   At December 31, 1998 and 1997, Bank premises were subject to a mortgage which requires annual payments of $1.3 million including interest at 7.75%, through the year 2003. The Bank may prepay the mortgage with a prepayment premium. The mortgage balance was $4.4 million and $5.3 million at December 31, 1998, and 1997, respectively.

   In December 1997, the parent company replaced an existing $75 million revolving credit line with a $100 million syndicated revolving credit facility. This revolving credit facility bears a variable rate of interest tied to publicly announced debt ratings of the Bank. At December 31, 1998, there was no balance outstanding and at December 31, 1997, there was $19 million outstanding under this credit facility reflected in other borrowings. The credit facility will mature on December 4, 2000, at which time, any outstanding balance will be due. Among other restrictions, the loan agreement requires that the Company maintain certain financial covenants.

   In addition to the aforementioned syndicated revolving credit facility for the Company, a $150 million revolving credit facility for the Bank was also syndicated to the same bank group. This credit facility is available for general liquidity purposes and bears a variable rate of interest tied to publicly announced debt ratings of the Bank. At December 31, 1998 and 1997, there was no balance outstanding under this credit facility. The credit facility will mature on December 4, 2000, at which time, any outstanding balance will be due. Among other restrictions, the loan agreement requires that the Bank maintain certain financial covenants.

   The Bank has $75 million in subordinated capital notes which are due to mature on December 1, 2010. The subordinated capital notes pay interest semi-annually on June 1 and December 1 at a fixed rate of 7.32%. The subordinated capital notes are unsecured and subordinated to the claims of depositors and general creditors of the Bank. No sinking fund has been provided, and the subordinated capital notes may not be redeemed, in whole or in part, prior to maturity.

   The parent company has unsecured capital notes which require principal payments through 2006. At December 31, 1998 and 1997, $17.9 million and $19.1 million, respectively, were outstanding on these notes. The capital notes are noncallable and carry interest rates ranging from 9.00% to 12.50%. Principal amounts due on capital notes in each of the succeeding five years and thereafter are approximately: $800,000 in 1999 and 2000; $700,000 in 2001; $7.5 million in 2002; $1.9 million in 2003; and $6.2 million in years thereafter.

G. INCOME TAXES:

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 were as follows:

                                                                                                    1998          1997
     --------------------------------------------------------------------------------------------------------------------
     (in thousands)
     Deferred tax assets:
        Allowance for loan losses                                                                 $42,870       $45,875
        Employee benefits                                                                           7,212         6,210
        Purchased credit card relationships                                                         3,473           896
        Other                                                                                       5,118         3,974
     --------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets                                                                     58,673        56,955
     --------------------------------------------------------------------------------------------------------------------

     Deferred tax liabilities:
        Basis difference between tax and financial reporting arising from acquisitions                522           778
        Lease financing                                                                             3,577         2,158
        Change in accrual method recognized over future periods for tax purposes                    6,825         4,444
        Retained interests recorded in securitization                                               3,823         6,036
        Other                                                                                       3,164         1,822
     --------------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                                17,911        15,238
     --------------------------------------------------------------------------------------------------------------------
     Net deferred tax assets                                                                      $40,762       $41,717
     ====================================================================================================================

   The following is a comparative analysis of the provision for federal and state taxes:

                                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                                   1998             1997            1996
     ---------------------------------------------------------------------------------------------------------------------
      (in thousands)
      Current:
          Federal                                                                 $51,680         $49,969        $ 54,302
          State                                                                     5,485           3,978           3,339
     ---------------------------------------------------------------------------------------------------------------------
                                                                                   57,165          53,947          57,641

      Deferred:
          Federal                                                                  (1,497)         (4,841)        (13,257)
          State                                                                        40            (388)           (263)
     ---------------------------------------------------------------------------------------------------------------------
                                                                                   (1,457)         (5,229)        (13,520)
     ---------------------------------------------------------------------------------------------------------------------
      Total provision for income taxes                                            $55,708         $48,718        $ 44,121
     =====================================================================================================================

   The effective rates of total tax expense for the years ended December 31, 1998, 1997, and 1996 were different than the statutory federal tax rate. The reasons for the differences were as follows:


                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                        1998                   1997                    1996
------------------------------------------------------------------------------------------------------------------------------------
(percent of pretax income)
Statutory federal tax rate                                              35.0%                  35.0%                   35.0%

Additions/(reductions) in taxes resulting from:

              Tax-exempt interest income                                (0.6)                  (0.8)                   (0.8)

              State taxes                                                2.0                    2.1                     1.9

              Other items, net                                           2.8                    3.0                     2.5
------------------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                      39.2%                  39.3%                   38.6%
====================================================================================================================================

H. EMPLOYEE BENEFIT PLANS:


   The Company provides a noncontributory defined benefit pension plan to employees. The pension plan covers substantially all employees with one or more years of service. Pension benefits are based on years of service and the employee's high five-year average compensation. The pension benefits are funded under a self-administered pension trust with the Bank's trust department acting as trustee. The Company's policy is to fund the pension plan with sufficient assets necessary to meet benefit obligations as determined on an actuarial basis (normally up to the amount deductible under existing tax regulations).

   In addition to providing pension benefits, the Company also provides postretirement medical and death benefits to retired employees meeting certain eligibility requirements. The medical plan is contributory, whereby the retired employee pays a portion of the health insurance premium, and contains other cost-sharing features such as deductibles and coinsurance.

   The following tables provide a reconciliation of the benefit obligations, plan assets and funded status of the pension and postretirement benefit plans.


                                                             PENSION BENEFITS                          POSTRETIREMENT BENEFITS
                                                      -----------------------------                 ----------------------------
                                                      1998                     1997                 1998                    1997
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at January 1                      $45,532                 $35,871               $5,373                   $4,485
Service cost                                           4,605                   3,817                  526                      415
Interest cost                                          3,329                   2,676                  382                      306
Retiree contributions                                     --                      --                   61                       53
Actuarial gain                                         6,656                   4,359                  406                      331
Benefits paid                                         (1,369)                 (1,191)                (181)                    (217)
------------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                    $58,753                 $45,532               $6,567                   $5,373
====================================================================================================================================

                                                             PENSION BENEFITS                         POSTRETIREMENT BENEFITS
                                                     --------------------------------            ----------------------------------
                                                     1998                     1997                 1998                   1997
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)
CHANGE IN PLAN ASSETS:
Fair value of plan assets at January 1              $78,875                  $72,554                 --                     --
Actual return on plan assets                          1,013                    7,512                 --                     --
Benefits paid                                        (1,369)                  (1,191)                --                     --
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31                              $78,519                  $78,875                 --                     --
====================================================================================================================================

                                                           PENSION BENEFITS                           POSTRETIREMENT BENEFITS
                                                  --------------------------------             -------------------------------------
                                                  1998                     1997                  1998                   1997
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Funded status                                   $ 19,766                $ 33,343               $(6,567)               $(5,373)
Unrecognized net actuarial gain                  (16,509)                (29,841)               (1,497)                (1,975)
Unrecognized prior service cost                      485                     549                    --                     --
Unrecognized net assets at transition               (728)                 (1,123)                   --                     --
Unrecognized transition obligation                    --                      --                 3,052                  3,268
------------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                  $  3,014                $  2,928               $(5,012)               $(4,080)
====================================================================================================================================

ASSUMPTIONS AS OF DECEMBER 31:
(WEIGHTED AVERAGES)
   Discount rate                                    6.75%                   7.25%                 6.75%                  7.25%
   Expected return on plan assets                   8.00%                   8.00%                   --                     --
   Rate of compensation increase                    5.00%                   5.00%                   --                     --

   Pension plan assets consist primarily of equity securities, corporate bonds and government and agency securities. At December 31, 1998, the pension plan owned parent company common stock with an original cost of $270,000.

   Net periodic benefit cost (income) included the following components:

                                                       PENSION BENEFITS                           POSTRETIREMENT BENEFITS
                                                 ----------------------------                  ------------------------------
                                                 1998         1997       1996                   1998      1997     1996
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)
Service cost                                  $ 4,605      $ 3,817     $ 3,210                $  526     $ 415    $ 314
Interest cost                                   3,329        2,676       2,288                   382       306      300
Amortization of prior service costs                63           63          63                    --        --       --
Expected return on plan assets                 (6,262)      (5,219)     (5,081)                   --        --       --
Recognized net actuarial gain                  (1,427)      (1,683)     (2,138)                  (72)     (105)     (95)
Amortization of transition amounts               (394)        (394)       (394)                  217       217      217
-----------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost (income)            $   (86)     $  (740)    $(2,052)               $1,053     $ 833    $ 736
=============================================================================================================================

   The assumed healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement benefit plan was 7% in 1998 decreasing to 5% in 2000, and remaining constant thereafter. The healthcare cost trend rate assumption could have a significant effect on the amounts reported. A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

                                                                          One Percentage      One Percentage
                                                                          Point Increase       Point Decrease
                                                                         ----------------     ---------------
   (in thousands)
   Effect on total of service and interest cost components
     of net periodic postretirement healthcare cost                           $    52             $   (44)
   Effect on postretirement benefit obligation                                    297                (255)

   In addition to the pension and postretirement benefit plans, the Company also has a 401(k) savings plan which covers substantially all employees. Total cost for these plans, included within other operating expense, for the years ended December 31, 1998, 1997 and 1996 approximated $1.7 million, $1.3 million and $1.2 million, respectively.

I. CONTINGENCIES AND COMMITMENTS:

   In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future cash requirements. The Company uses the same credit and collateral policies in making commitments as those described in Note C.

   At December 31, 1998 and 1997, the Company had unused loan commitments, excluding consumer credit card lines, of $1.6 billion and $1.3 billion, respectively. Additionally, standby letters of credit of $86.4 million and $49.3 million at December 31, 1998 and 1997, respectively, had been issued. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

   The Company had unused consumer credit card lines of $21.3 billion and $17.5 billion at December 31, 1998 and 1997, respectively. The Company has the contractual right to change the conditions of the credit card members' benefits or terminate the unused line at any time without prior notice. Since many unused credit card lines are never actually drawn upon, the unfunded amounts do not necessarily represent future funding requirements.

   The Company has operating leases for office space with terms ranging from one to ten years, which may include renewal options. Certain leases also include residual value guarantees up to $102 million, or alternatively, the Company may elect to exercise purchase options totaling $118 million. Operating leases on equipment and office space require future minimum annual rental payments as follows: 1999-$20.9 million; 2000-$20.6 million; 2001-$16 million; 2002-$15.5 million; 2003-$10.6 million; and $15.6 million thereafter through the year 2022. Rental expense on leases for the years ending December 31, 1998, 1997 and 1996 was approximately $19.9 million; $14.8 million; and $12.8 million, respectively.

J. REGULATORY MATTERS:

   The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the Office of the Comptroller of the Currency (OCC). All federally-insured banks are also regulated by the Federal Deposit Insurance Corporation (FDIC). The Company's banking subsidiaries include nine national banks and three state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

   The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary banks. Subsidiary national banks are subject to regulatory restrictions on the amount they may pay in dividends. At December 31, 1998, approximately $106.2 million of subsidiary national banks' retained earnings were available for dividend declaration without prior regulatory approval.

   Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its bank subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. These quantitative measures require the Company and its bank subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Company and its bank subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   As of December 31, 1998, the most recent notification from the OCC categorized the Company's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. To be categorized as well capitalized the Company's banking subsidiaries must maintain minimum total risk-based capital of 10%, Tier I risk-based capital of 6%, and Tier I leverage capital of 5%.

   The Company's and First National Bank of Omaha's actual capital amounts and ratios are presented in the following table.

                                                                                                          TO BE WELL
                                                                                                       CAPITALIZED UNDER
                                                                       FOR MINIMUM CAPITAL ADEQUACY    PROMPT CORRECTIVE
                                                          ACTUAL                 PURPOSES              ACTION PROVISIONS
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                        AMOUNT   RATIO       AMOUNT          RATIO       AMOUNT      RATIO
                                                     --------  ------  --------------  -------------  ---------   -------
AS OF DECEMBER 31, 1998
Total Capital to Risk Weighted Assets
    Consolidated                                     $689,260   10.7%     $515,343          8.0%         N/A
    First National Bank of Omaha                     $348,203   10.5%     $264,559          8.0%       $330,699    10.0%
Tier I Capital to Risk Weighted Assets
    Consolidated                                     $520,574    8.1%     $257,671          4.0%         N/A
    First National Bank of Omaha                     $231,690    7.0%     $132,280          4.0%       $198,419     6.0%
Tier I Capital to Average Assets
    Consolidated                                     $520,574    6.8%     $304,980          4.0%         N/A
    First National Bank of Omaha                     $231,690    5.8%     $159,924          4.0%       $199,905     5.0%

AS OF DECEMBER 31, 1997
Total Capital to Risk Weighted Assets
    Consolidated                                     $601,555   10.7%     $450,062          8.0%         N/A
    First National Bank of Omaha                     $311,243   11.2%     $223,238          8.0%       $279,048    10.0%
Tier I Capital to Risk Weighted Assets
    Consolidated                                     $440,739    7.8%     $225,031          4.0%         N/A
    First National Bank of Omaha                     $201,002    7.2%     $111,619          4.0%       $167,429     6.0%
Tier I Capital to Average Assets
    Consolidated                                     $440,739    6.1%     $288,026          4.0%         N/A
    First National Bank of Omaha                     $201,002    5.5%     $146,078          4.0%       $182,598     5.0%

   Pursuant to Federal Reserve Bank requirements, the Company's banking subsidiaries are required to maintain certain cash reserve balances with the Federal Reserve system. At December 31, 1998 and 1997, the aggregate required cash reserve balances were approximately $24.1 million and $58.9 million, respectively.

K. FAIR VALUES OF FINANCIAL INSTRUMENTS:

   The following presents the carrying amount and fair value of the specified assets and liabilities held by the Company at December 31, 1998 and 1997.
   The information presented is based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed since that point in time.

   SECURITIES: The fair value of the Company's securities is based on the quoted market prices at December 31, 1998 and 1997. Available-for-sale securities are carried at their aggregate fair value. The carrying amount and fair value of the Company's held-to-maturity securities at December 31, 1998 was $420.9 million and $423.6 million, respectively. The carrying amount and fair value of the Company's available-for-sale securities at December 31, 1998 was $854.2 million. The carrying amount and fair value of the Company's held-to-maturity securities at December 31, 1997 was $872.9 million and $874.6 million, respectively. The carrying amount and fair value of the Company's available-for-sale securities at December 31, 1997 was $381.3 million.

   LOANS: The fair value of the Company's loans have been estimated using two methods: 1) the carrying amount of short-term and variable rate loans approximates fair value; and 2) for all other loans, discounting of projected future cash flows. When using the discounting method, loans are pooled in homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end.
   In addition, when computing the estimated fair value for all loans, the allowance for loan losses is subtracted from the calculated fair value for consideration of credit issues. At December 31, 1998, the carrying amount and fair value of the Company's loans was $5.6 billion and $6 billion, respectively. The carrying amount for 1998 consists of gross loans of $5.7 billion less the allowance for loan losses of $121.9 million. The fair value for 1998 consists of gross loans of $6.1 billion less the allowance for loan losses of $121.9 million. At December 31, 1997, the carrying amount and fair value of the Company's loans was $4.9 billion and $5.1 billion, respectively. The carrying amount for 1997 consists of gross loans of $5 billion less the allowance for loan losses of $129 million. The fair value for 1997 consists of gross loans of $5.2 billion less the allowance for loan losses of $129 million.

   DEPOSITS: The methodologies used to estimate the fair value of deposits are similar to the two methods used to estimate the fair value of loans. Deposits are pooled in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end. The carrying amount and fair value of the Company's deposits at December 31, 1998 was $6.9 billion. The carrying amount and fair value of the Company's deposits at December 31, 1997 was $6.4 billion.

   OTHER BORROWINGS AND CAPITAL NOTES: The fair value of other borrowings and capital notes is estimated by discounting future cash flows using current market rates for similar debt instruments. The carrying amount and fair value of other borrowings and capital notes at December 31, 1998 was $125.9 million and $135.2 million, respectively. The carrying amount and fair value of other borrowings and capital notes at December 31, 1997 was $122.5 million and $123.3 million, respectively.

   OTHER FINANCIAL INSTRUMENTS: All other financial instruments of a material nature fall into the definition of short-term and fair value is estimated as the carrying amount. The carrying amount and fair value at December 31, 1998 of cash and due from banks was $434.3 million, federal funds sold and other short-term investments was $382.2 million, and interest earned not collected, which is included in other assets, was $74 million. The carrying amount and fair value at December 31, 1997 of cash and due from banks was $428.8 million, federal funds sold and other short-term investments was $327 million, and interest earned not collected, which is included in other assets, was $71.9 million.

   The carrying amount and fair value at December 31, 1998 of federal funds purchased and securities sold under repurchase agreements was $359 million, and accrued interest payable, which is included in other liabilities, was $35.1 million. The carrying amount and fair value at December 31, 1997 of federal funds purchased and securities sold under repurchase agreements was $217.9 million, and accrued interest payable, which is included in other liabilities, was $36.9 million.

   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS: All material amounts of off-balance sheet financial instruments are characterized as short-term instruments because of the conditions of the contract and repricing ability. The carrying value of all off-balance sheet financial instruments approximates the fair value. At December 31, 1998 and 1997, the Company had unused loan commitments of $1.6 billion and $1.3 billion, respectively; standby letters of credit of $86.4 million and $49.3 million, respectively; and unused consumer credit card lines of $21.3 billion and $17.5 billion, respectively.

L. NEW ACCOUNTING PRONOUNCEMENTS:

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement establishes accounting and reporting standards requiring that every derivative (including certain derivatives embedded in contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

   SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, but it may be implemented earlier at a company's election. A company must also implement the statement as of the beginning of any quarter and it can not be applied retroactively to financial statements of prior periods. SFAS No. 133 must be applied to (a) derivatives and (b) certain derivatives embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). The Company has elected not to implement SFAS No. 133 before it is required and therefore, it has not determined the impact of this new accounting standard on its financial statements.

M. CONDENSED FINANCIAL INFORMATION OF FIRST NATIONAL OF NEBRASKA:

   FIRST NATIONAL OF NEBRASKA (parent company only)
   CONDENSED STATEMENTS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------------------------------------
                                                                                              DECEMBER 31,
                                                                                           1998        1997
--------------------------------------------------------------------------------------------------------------
  (in thousands)
  ASSETS
  Cash and due from banks                                                               $    529    $    603
  Other short-term investments                                                             2,750       1,400
--------------------------------------------------------------------------------------------------------------
       Total cash and cash equivalents                                                     3,279       2,003

  Securities available-for-sale                                                              445         445
  Loans to nonbanking subsidiaries                                                         2,525       2,295

  Investment in subsidiaries:
     First National Bank of Omaha                                                        231,976     201,820
     Other banking subsidiaries                                                          365,091     342,552
     Nonbanking subsidiaries                                                               5,164       3,068
--------------------------------------------------------------------------------------------------------------
       Total investment in subsidiaries                                                  602,231     547,440
Other assets                                                                               5,324       6,047
--------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                                                     $613,804    $558,230
==============================================================================================================

  LIABILITIES AND STOCKHOLDERS' EQUITY
  Short-term borrowings                                                                 $     --    $ 19,000
  Deferred gain on sale of buildings                                                       5,165       5,767
  Other liabilities                                                                        6,472       4,354
  Capital notes                                                                           17,864      19,052
--------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                  29,501      48,173

  Stockholders' equity:
     Common stock                                                                          1,675       1,675
     Additional paid-in capital                                                            2,515       2,515
     Retained earnings                                                                   578,951     504,184
   Accumulated other comprehensive income                                                  1,162       1,683
--------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                         584,303     510,057
--------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $613,804    $558,230
==============================================================================================================

FIRST NATIONAL OF NEBRASKA (parent company only)
CONDENSED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------------------------------
                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                        1998        1997        1996
------------------------------------------------------------------------------------------------------
(in thousands except share and per share data)
Revenues:
   Income from subsidiaries:
       Dividends from First National Bank of Omaha                     $ 14,988   $ 21,491    $ 23,436
       Dividends from other banking subsidiaries                         23,575     20,100      24,200
       Dividends from nonbanking subsidiaries                                --     13,069       5,600
   Interest income on commercial paper                                      159      2,380       2,546
   Recognized gain on sale of buildings                                     602        602         602
   Investment interest and other income                                     462        796         569
------------------------------------------------------------------------------------------------------
       Total revenues                                                    39,786     58,438      56,953

Expenses:
   Interest                                                               2,749      5,622       5,065
   Other                                                                  3,358      2,243       2,338
------------------------------------------------------------------------------------------------------
       Total expenses                                                     6,107      7,865       7,403
------------------------------------------------------------------------------------------------------
Income before income taxes and equity in undistributed
    earnings of subsidiaries                                             33,679     50,573      49,550
Income tax expense (benefit)                                                641        371        (174)
------------------------------------------------------------------------------------------------------
       Total income before equity in undistributed
          earnings of subsidiaries                                       33,038     50,202      49,724
------------------------------------------------------------------------------------------------------
Equity in undistributed (overdistributed) earnings
     of subsidiaries:
        First National Bank of Omaha                                     30,688     14,978      21,669
        Other banking subsidiaries                                       22,530     14,737         598
        Nonbanking subsidiaries                                             236     (4,730)     (1,759)
 ------------------------------------------------------------------------------------------------------
          Total equity in undistributed earnings of subsidiaries         53,454     24,985      20,508
------------------------------------------------------------------------------------------------------
NET INCOME                                                             $ 86,492   $ 75,187    $ 70,232
======================================================================================================
Average number of shares outstanding                                    335,000    340,706     346,767
======================================================================================================
Net income per share                                                   $ 258.19   $ 220.68    $ 202.53
======================================================================================================

FIRST NATIONAL OF NEBRASKA (parent company only)
CONDENSED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------
                                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                                           1998         1997         1996
------------------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                                           $ 86,492     $ 75,187     $ 70,232
          Adjustments to reconcile net income to net cash
          flows from operating activities:
                    Equity in undistributed earnings of subsidiaries       (53,454)     (24,985)     (20,508)
                    Recognized gain on sale of buildings                      (602)        (602)        (602)
                    Other, net                                               2,913          (28)         415
------------------------------------------------------------------------------------------------------------
     Net cash flows from operating activities                               35,349       49,572       49,537

CASH FLOWS FROM INVESTING ACTIVITIES
          Change in investment in subsidiaries and other assets             (2,090)     (14,975)     (35,102)
------------------------------------------------------------------------------------------------------------
     Net cash flows from investing activities                               (2,090)     (14,975)     (35,102)

CASH FLOWS FROM FINANCING ACTIVITIES
          Issuance of other borrowings and capital notes                  $     --     $ 52,029     $ 23,000
          Principal repayments of other borrowings
               and capital notes                                           (20,258)     (80,662)     (27,232)
          Repayment of payable to subsidiary                                    --       (2,075)          --
          Repurchase of common stock                                            --      (42,362)          --
          Cash dividends paid                                              (11,725)     (11,608)     (12,906)
------------------------------------------------------------------------------------------------------------
     Net cash flows from financing activities                              (31,983)     (84,678)     (17,138)
------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                                      1,276      (50,081)      (2,703)

Cash and cash equivalents at beginning of year                               2,003       52,084       54,787
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                  $  3,279     $  2,003     $ 52,084
============================================================================================================

Cash paid during the year for:
     Interest                                                             $  2,833     $  5,735     $  5,328
============================================================================================================

INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
First National of Nebraska, Inc.
Omaha, Nebraska


We have audited the accompanying consolidated statements of financial condition of First National of Nebraska, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National of Nebraska, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
February 2, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

GENERAL:

The Company consists of the parent company, which is a Nebraska-based interstate bank holding company, and its consolidated subsidiaries. Its principal subsidiaries include First National Bank of Omaha and its wholly-owned subsidiaries; First National Bank and Trust Company of Columbus; First National Bank, North Platte; Platte Valley State Bank and Trust Company, Kearney; The Fremont National Bank and Trust Company and its wholly-owned subsidiary:
Nebraska Trust Company, N.A.; First National Bank of Kansas, Overland Park, Kansas; First National Bank South Dakota, Yankton, South Dakota; and First National of Colorado, Inc., and its wholly-owned Colorado subsidiaries which primarily include: First National Bank, Fort Collins; Union Colony Bank, Greeley; The Bank in Boulder; and FNC Trust Group, N.A. The Company also has nonbanking subsidiaries, which in the aggregate are not material.

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the OCC. All federally-insured banks are also regulated by the FDIC. The Company's banking subsidiaries include nine national banks and three state-chartered banks, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

The Company has 46 years of experience providing credit card services and was one of the originators of the bank credit card industry. Through a banking subsidiary, the Company conducts a significant consumer credit card service under license arrangements with VISA USA and MasterCard International, Inc. The Company's credit card customers are located throughout the United States, but primarily in the Midwest. At December 31, 1998, the Company was the eighteenth largest bank credit card issuer based on the amount of managed credit card loans outstanding. The Company performs credit card servicing activities on behalf of its affiliate banks including data processing, payment processing, statement rendering, marketing, customer service, credit administration and card embossing. The Company primarily funds its credit card loans through the core deposits of its affiliate banks.

Competitors of the Company include commercial banks, savings and loan associations, consumer and commercial finance companies, credit unions and other financial services companies. The Company's credit card operation competes with other issuers of credit cards ranging from other national issuers of bank cards to local retailers which provide their own credit cards. Asset quality issues continue to be an industry-wide concern for all credit card issuers due to the continued high levels of consumer delinquencies and bankruptcies.

The Company continues to make substantial investments in data processing technology for its own data processing needs and to provide various data processing services for unaffiliated parties. The services provided include automated clearinghouse transactions, merchant credit card processing, and check processing. In 1998, the Company was ranked the ninth largest merchant credit card processor in the United States with over $19.2 billion transactions processed in 1998 and $16.7 billion transactions processed in 1997. It was also ranked among the top twenty largest automated clearinghouse processors in the country and is one of the largest check processors in its market area. Furthermore, the Company provides data processing services to 44 non-affiliated banks located in ten states. Fee income continues to increase through the ongoing expansion of these and other processing services. The Company continues to closely monitor the risks and competitive conditions as they relate to pricing and technological issues associated with these processing services.

Management's discussion and analysis contains forward looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors, including general economic conditions, consumer behavior, competitive environment and related market conditions, operating efficiencies, and actions of governments. Any changes in such assumptions or factors could produce different results.

RESULTS OF OPERATIONS:

OVERVIEW:
The Company earned a record net income for 1998 of $86.5 million. In 1998, net income increased $11.3 million, or 15% from 1997, while in 1997, net income increased $5 million, or 7.1% from 1996. Earnings have remained strong primarily due to continued growth in net interest income, noninterest income, and ongoing expense control. In 1998, net income also reflected proceeds received by the Company related to the settlement of litigation. In 1998, net income per share was $258.19 compared to $220.68 and $202.53, respectively, for 1997 and 1996. The increase of $18.15 in earnings per share from 1996 to 1997 is partially attributable to the repurchase and retirement of 11,767 shares of the Company's common stock in 1997. Return on average stockholders' equity for 1998 was 15.7% compared to 15.2% for 1997 and 15.4% for 1996. Return on average assets for 1998 was 1.2% compared to 1.1% for 1997 and 1996.

NET INTEREST INCOME:
The Company's primary source of income is net interest income which is defined as the difference between interest income and fees derived from earning assets and interest expense on interest-bearing liabilities. Interest income and expense are affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, in addition to changes in interest rates. The following table presents a summary of net interest income on a tax-equivalent basis, related average earning assets and net interest margin:

                                                                  1998              1997              1996
---------------------------------------------------------------------------------------------------------------
(in thousands)
Net interest income on a tax equivalent basis                 $  512,944        $  498,570        $  485,783
Average earning assets                                         6,801,408         6,466,847         5,714,329
Net interest margin                                                 7.54%             7.71%             8.50%

Net interest margins and percentage spreads decreased primarily due to asset yields repricing downward in response to market conditions at a faster rate than the repricing of deposits. The Company's proactive asset and liability management strategies are reflected in the continued growth in net interest income over the three-year period ending December 31, 1998.

PROVISION FOR LOAN LOSSES:
On a monthly basis, the Company evaluates its allowance for loan losses based upon a review of collateral values, delinquencies, nonaccruals, payment histories and various other analytical and subjective measures relating to the various loan portfolios within the Company. The provision for loan losses decreased $28.2 million to $173.3 million for 1998 compared to $201.5 million for 1997. In 1997, the provision for loan losses increased $21.4 million compared to 1996. The decrease in the provision for loan losses in 1998 related primarily to an improvement in total net charge-offs as a percentage of average loans decreasing to 3.38% in 1998 from 3.67% in 1997 and reflected the Company's increased collection efforts during 1998. The increase in the provision for loan loss in 1997 was the result of higher net charge-offs primarily due to a weakening consumer credit environment. The level of net charge-offs remains high primarily due to the high volume of delinquencies on consumer credit card loans and consumer bankruptcies which continue to adversely affect the credit card industry.

NONINTEREST INCOME:
Noninterest income was $274.3 million in 1998, an increase of 18.3%, or $42.4 million, from 1997. In 1997, noninterest income was $231.9 million, an increase of 32.5%, or $56.9 million, from 1996. The 1998 increase is spread across all noninterest income areas. The increase in miscellaneous income largely reflects proceeds received from the settlement of litigation. Credit card securitization income was $61 million in 1998 compared to $51.8 million and $15 million in 1997 and 1996, respectively. These increases of $9.2 million and $36.8 million in 1998 and 1997, respectively, are the result of increased average securitization volumes of $695 million, $442 million and $200 million during 1998, 1997 and 1996, respectively. The related credit card securitization income includes servicing income of $47.8 million and $34.6 million recognized in 1998 and 1997, respectively, and securitization gains recognized by the Company in accordance with SFAS No. 125 of $13.2 million and $17.2 million in 1998 and 1997, respectively (see also Credit Card Loan Activities). Deposit services income increased $2.1 million, or 9%, in 1998 and $3 million, or 14.8%, in 1997 due primarily to the growth in total deposits. Trust and investment services increased $2.3 million, or 11.5%, in 1998 and $2.8 million, or 15.7%, in 1997, generally, as a result of growth in the Company's customer base. Commission income was $15.7 million in 1998 compared to $14.2 million and $11.1 million in 1997 and 1996, respectively, reflecting an increase of 10.5% and 28.5% in 1998 and 1997, respectively. These increases largely relate to growth in investment sales activities.

NONINTEREST EXPENSE:
Noninterest expense was $471.3 million in 1998, an increase of 16.5% or $66.8 million, from 1997. Noninterest expense in 1997 was $404.5 million, an increase of 10.6% or $38.7 million from 1996. A significant portion of these increases was due to salaries and employee benefits which increased 17.2% in 1998 and 14.9% in 1997 resulting from overall Company growth. Processing expense increased 8.4% and 26.5% in 1998 and 1997, respectively, primarily due to credit card processing expenses temporarily paid to external processors until conversion of newly acquired credit card portfolios to the Company's own computer system. Miscellaneous expense increased $8.8 million, or 30.2%, and $5.6 million, or 24%, respectively, in 1998 and 1997. These increases in miscellaneous expense were largely due to the amortization of the premiums paid relating to the credit card portfolio acquisitions. Loan servicing expense increased $7.6 million, or 21.1%, in 1998 partially due to the Company's increased collection efforts and the resulting increases in collection costs. Professional services increased 8.9% and 10.5%, respectively, in 1998 and 1997 principally due to increased fees paid to sales representatives and organizations to acquire additional merchant sales business. Increases in remaining expense categories related to continued Company growth and addressing Year 2000 issues. This growth was primarily due to increased processing volumes, the acquisition of new customer relationships and loan portfolios and continued investments in technology. The increases in noninterest expense in 1997 compared to 1996 were partially offset by a decrease of 8.7% in communication and supplies expense principally due to reductions in marketing expenditures during 1997 which have remained at a lower level during 1998.

CREDIT CARD LOAN ACTIVITIES:

The Company securitizes credit card loans on a revolving basis as a funding vehicle to supplement its use of core deposits as its primary source of funding. These securitizations are accounted for as sales in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which was adopted by the Company in 1997. Since the Company continues to service these securitized loans, it takes the role of a loan servicer rather than a lender. As loans are securitized, gains which represent the present value of retained cash flows are recorded, and the loans along with the related allowance for credit losses are removed from the balance sheet. The securitizations result in differences in the amount of reported loans versus managed loans. Reported loans reflect the removal of these securitized loans from the balance sheet in accordance with generally accepted accounting principles while managed loans include both securitized loans and reported loans. The following table reflects the reconciliation of the loan portfolio between reported and managed loans at December 31, 1998 and December 31, 1997.

                                             DECEMBER 31, 1998                      DECEMBER 31, 1997
                                     REPORTED    SECURITIZED    MANAGED     REPORTED    SECURITIZED    MANAGED
                                 ---------------------------------------------------------------------------------
(in thousands)

MANAGED LOAN DATA
-----------------
AS OF YEAR END:
Total loans outstanding             $5,746,054     $653,022   $6,399,076   $5,010,982     $950,000   $5,960,982
Total credit cards and related
     plans outstanding              $2,781,626     $653,022   $3,434,648   $2,442,527     $950,000   $3,392,527

ANNUAL AVERAGE:
Total loans outstanding             $5,454,209     $695,367   $6,149,576   $5,135,400     $442,338   $5,577,738
Total credit cards and related
     plans outstanding              $2,728,328     $695,367   $3,423,695   $2,872,623     $442,338   $3,314,961

In addition to credit card securitization activities, the Company acquired 25 credit card loan portfolios totaling $370.4 million throughout 1998. In June 1997, the Company purchased $265 million in credit card loans.

ASSET QUALITY:

The Company's loan delinquency rates and net charge-off activity reflect, among other factors, general economic conditions, the quality of the loans, the average seasoning of the loans and the success of the Company's collection efforts. The Company's objective in managing its loan portfolio is to balance and optimize the profitability of the loans within the context of acceptable risk characteristics. The Company continually monitors the risks embedded in the credit card loan portfolio with the use of statistically-based simulation models.

The consumer credit industry continues to experience high levels of delinquencies and charge-offs. As a major credit card issuer, the Company also continues to experience high net charge-off and delinquency rates. The increased delinquencies and charge-off trends appear to have leveled off, but it is likely selected segments of consumers may continue to experience declines in credit quality. Therefore, management continues to closely evaluate and monitor consumer behavior, credit standards and marketing strategies.

The following table reflects the delinquency rates for the Company's overall loan portfolio and for credit cards and related plans. An account is contractually delinquent if the minimum payment is not received by the specified billing date. The overall delinquency rate as a percentage of total loans was 3.37% at December 31, 1998 compared with 3.56% at December 31, 1997. The increase in the outstanding balance of credit cards and related plans of $339.1 million during 1998 is primarily related to purchases of credit card portfolios.

DELINQUENT LOANS:

                                                     DECEMBER 31, 1998            DECEMBER 31, 1997
                                               --------------------------------------------------------
(in thousands)
TOTAL LOANS                                                    % OF LOANS                    % OF LOANS
-----------                                                    ----------                    ----------
Loans outstanding                               $ 5,746,054                   $ 5,010,982
Loans delinquent:
     30 - 89 days                               $   121,237        2.11%      $   112,300         2.24%
     90 days or more & still accruing                72,482        1.26%           66,221         1.32%
                                               -------------  -----------    -------------   ----------
          Total delinquent loans                $   193,719        3.37%      $   178,521         3.56%
                                               =============  ===========    =============   ==========
Nonaccrual loans                                $     7,027         .12%      $     5,289          .11%
                                               =============  ===========    =============   ==========

CREDIT CARDS AND RELATED PLANS
------------------------------
Loans outstanding                               $ 2,781,626                   $ 2,442,527
Loans delinquent:
     30 - 89 days                               $    96,625        3.47%      $    89,902         3.68%
     90 days or more & still accruing                68,578        2.47%           62,969         2.58%
                                               -------------  -----------    -------------   ----------
          Total delinquent loans                $   165,203        5.94%      $   152,871         6.26%
                                               =============  ===========    =============   ==========
Nonaccrual loans                                      --            --              --             --
                                               =============  ===========    =============   ==========

The Company's policy is to charge off credit card and related plans when they become 180 days contractually past due. Net loan charge-offs include the principal amount of losses resulting from borrowers' unwillingness or inability to pay, in addition to bankrupt and deceased borrowers, less current period recoveries of previously charged-off loans. The allowance for loan losses is intended to cover losses inherent in the Company's loan portfolio as of the reporting date. The provision for loan losses is charged against earnings to cover both current period net charge-offs and to maintain the allowance at an acceptable level to cover losses inherent in the portfolio as of the reporting date. Net charge-offs for the Company's overall portfolio were $184.5 million for the year ended December 31, 1998 compared to $188.2 million for the same period in 1997. Net charge-offs as a percentage of average loans were 3.38% for 1998 compared to 3.67% for 1997. The allowance as a percentage of loans was 2.12% as of December 31, 1998 compared to 2.57% as of December 31, 1997.

The following table presents the activity in the Company's allowance for loan losses with a breakdown of charge-off and recovery activity related to credit cards and related plans.

ALLOWANCE FOR LOAN LOSSES:
                                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                                         1998                            1997
                                                                                   ---------------------------------------------
(in thousands)
Balance at January 1                                                                 $ 128,990                      $ 104,812
Addition due to acquisitions and loan purchases                                         13,035                         10,895
Reduction due to sales of loans                                                         (8,990)                            --
Provision for loan losses                                                              173,311                        201,494

Loans charged off:
     Credit cards and related plans                                                   (208,530)                      (205,683)
     All other loans                                                                    (4,795)                        (7,665)
Loans recovered:
     Credit cards and related plans                                                     26,527                         22,754
     All other loans                                                                     2,329                          2,383
                                                                                   ----------------              ---------------
 Total net charge-offs                                                                (184,469)                      (188,211)
                                                                                   ----------------              ---------------

Balance at December 31                                                               $ 121,877                      $ 128,990
                                                                                   ================              ===============
Allowance as a percentage
   of loans                                                                               2.12%                          2.57%
Total net charge-offs as a percentage
   of average loans                                                                       3.38%                          3.67%

CAPITAL RESOURCES:

As described in Note J, the Company and its banking subsidiaries are required to maintain minimum capital in accordance with regulatory guidelines. At December 31, 1998, First National Bank of Omaha and all other banking subsidiaries of the Company exceeded the minimum requirements for the "well-capitalized" category as established by supervisory agencies. The Company intends to maintain sufficient capital in each of its banking subsidiaries to remain in the "well capitalized" category.

On June 27, 1997, the Company repurchased 11,767 shares of the Company's common stock. The 11,767 shares repurchased were retired decreasing the total number of shares issued and outstanding to 335,000. In addition, the Company's Senior Management Incentive Plan purchased 2,750 shares of the Company's common stock. The purchase prices of these transactions were negotiated at arm's length and reflected the fair value of the Company's common stock.

In 1995, First National Bank of Omaha issued $75 million in 15 year subordinated capital notes. These subordinated capital notes, along with $17.9 million in capital notes outstanding as of December 31, 1998 issued in connection with the Company's previous acquisitions, count towards meeting the required capital standards, subject to certain limitations. The Company has historically retained approximately 85% of net income in capital to fund growth of future operations and to maintain minimum capital standards.

LIQUIDITY MANAGEMENT:

Adequate liquidity levels are necessary to ensure that sufficient funds are available for loan growth and deposit withdrawals. These funding needs are offset by funds generated from loan repayments, investment maturities, and core deposit growth. The Company's Asset and Liability Committee is responsible for monitoring the current and forecasted balance sheet structure to ensure anticipated funding needs can be met at a reasonable cost. Contingency plans are in place to meet unanticipated funding needs or loss of funding sources.
The parent company's cash flows are dependent upon the receipt of dividends from its banking subsidiaries which are subject to regulatory restrictions.

Domestic retail deposits are used as the primary source of funding for all banking subsidiaries. In order to maintain flexibility and diversity in liquidity management, the Company also has access to a variety of other funding sources. These other sources include securities sold under repurchase agreements, federal funds purchased, other short-term and long-term debt, and subordinated capital notes. The Company also utilizes credit card-backed securitization vehicles to assist in its management of liquidity, interest rate risk and capital. At December 31, 1998 and 1997, $653 million and $950 million, respectively, of the Company's managed credit card portfolio was securitized on a revolving basis.

At December 31, 1998 and 1997, the parent company had no balance and $19 million, respectively, outstanding on a $100 million syndicated revolving credit facility which is reflected in other borrowings. In addition to the syndicated credit facility for the parent company, a $150 million revolving credit facility for the Bank is also available for general liquidity purposes. The Bank had no balance outstanding under this revolving credit facility at December 31, 1998 and 1997.


YEAR 2000 READINESS:

The Company's State of Readiness.   As is the case for most financial service
--------------------------------
companies that are heavily dependent on computer systems, the Year 2000 computer problem presents significant issues for the Company. The Company began working on Year 2000 challenges in 1994 and has established a Year 2000 Project Management Office (PMO) to monitor, evaluate and manage the risks, solutions and costs associated with Year 2000 issues. The PMO has developed a project plan for the Company and serves as a resource to assist the Company's various business units in assessment, remediation and testing for Year 2000 readiness. The PMO also monitors and incorporates into the Company's plans the numerous regulatory guidelines issued by the Federal Financial Institutions Examination Council. The Company's various business units have been examined and will be subject to ongoing examinations with regard to their Year 2000 readiness by appropriate regulatory authorities and internal auditors. The Company's Year 2000 project includes internal IT (information technology) systems, internal non-IT systems (such as microcontrollers in telephone, security and alarm equipment) and external services and systems that are necessary to carry on the Company's business.

The Company's Year 2000 Project includes four phases -- awareness, assessment, remediation and testing. Executive management of the Company reviews and approves these various phases of the project plan as they are completed.

 . The Company considers the awareness phase of its Year 2000 Project to be substantially complete from an internal standpoint. Awareness efforts with regard to the Company's customers and vendors will be ongoing as circumstances dictate.

 . The Company considers the assessment phase of its Year 2000 Project to be substantially complete for internal mission critical systems (IT and non-IT). Assessment of external services and systems has been dependent, in part, on vendor management surveys. The Company has substantially completed this survey process and has received a 100% response rate from mission critical vendors. The Company's assessment phase has also included a review of its business processes, with the goal being an identification of the Company's key operational tasks, risks and priorities for mission critical systems.

 . The remediation phase of the Company's project includes the analysis, planning, and actual remediation necessary to bring mission critical internal systems (both IT and non-IT) into a Year 2000 ready status. Remediation may include upgrading, renovating or replacing existing systems. The Company believes that this phase of its Year 2000 Project was substantially completed as of December 31, 1998 with respect to internal mission critical systems. In limited situations, however, completion of remediation is dependent on the performance of third party vendors, which is not completely within the control of the Company.

 . The testing phase of the Company's project involves various types of testing of internal and external mission critical systems and services with Year 2000 date information in various Year 2000 date scenarios. The Company has begun the testing phase of its project and to the extent feasible plans to substantially complete testing of mission critical systems and services by June 30, 1999.

As remediated and tested internal mission critical systems are brought into production, the Company plans to implement additional quality control management practices to avoid the re-introduction of Year 2000-related problems. This is important because normal operations and regulatory considerations may require that modifications continue to be made to the Company's systems in 1999. To some extent, therefore, all four phases of the Company's project will need to continue on an ongoing basis throughout 1999 and beyond.

The Costs to Address the Company's Year 2000 Issues.  Through December 31, 1998,
---------------------------------------------------
cumulative costs relating directly to Year 2000 issues since the project's inception have totaled approximately $7 million. A significant portion of this estimated total includes the cost of existing staff that have been redeployed to the Year 2000 project from other technology development plans. These costs do not include system upgrades and replacements that were made in the normal course of operations for other purposes in addition to addressing Year 2000 issues. The Company estimates that remaining Year 2000 costs will total approximately $6 million and therefore, the total estimated Year 2000 Project costs from inception through completion should approximate $13 million.

The Risks of the Company's Year 2000 Issues.  As is the case with many financial
-------------------------------------------
services companies, the Company is heavily dependent on internal and external computer systems and services. If those systems or services are interrupted, the Company's ability to serve its retail banking customers and its nationwide base of credit card customers could be directly affected. System failures could also directly affect the Company's ability to fulfill its service commitments to commercial customers. Many of the Company's commercial financial services are either dependent upon computerized data processing, or are financial data processing services in and of themselves. Some of these services include the Company's national credit card merchant processing business, commercial cash management services, financial institution data processing services, and marketing and support of financial software products. Year 2000 failures associated with internal and external systems and services could generate claims or create other material adverse effects for the Company. Even though the Company's Year 2000 Project will include contingency plans for third party Year 2000 failures, there can be no assurances that mission critical third party vendors or other significant third parties (such as the telecommunications or utilities industries, the Federal Reserve System or national credit card associations) will adequately address their Year 2000 issues. Increased credit losses associated with possible Year 2000 failures of major borrowers or increased consumer cash demands resulting from publicity concerning Year 2000 problems could also have a material adverse effect on the Company. Uncertainty prevents the Company from identifying any of these events as a reasonably likely worst case scenario or quantifying their financial impact in any reasonable manner. The Company generally advises commercial entities with which it does business that it cannot guarantee that they or the Company will be completely unaffected by the Year 2000. The Company nonetheless continues to monitor these issues on an ongoing basis and, through its Year 2000 Project, will strive to minimize their impact.

The Company's Contingency Plans.  The Company is in the process of developing
-------------------------------
contingency plans to address potential Year 2000 interruptions of its internal and external mission critical systems and services. For example, the Company is developing plans designed to meet possible unusually high cash demands generated by the publicity concerning potential Year 2000 issues for financial institutions. The initial contingency planning process is well under way as of December 31, 1998. These plans will be subject to ongoing review, testing and adjustment. Contingency plans may be limited or problematic for some systems or services because there may be no reasonable economic alternatives for these systems or services. There can be no assurance that contingency plans will fully mitigate Year 2000 problems.

The foregoing Year 2000 discussion contains forward-looking statements, including without limitation, anticipated costs and the dates by which the Company expects to substantially complete the remediation and testing of systems and are based on management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third party service providers and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially from those anticipated. Specific matters that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to identify and convert all relevant computer systems, results of Year 2000 testing, adequate resolution of Year 2000 issues by governmental agencies, business or other third parties who are service providers, suppliers, borrowers or customers of the Company, unanticipated system costs, the need to replace hardware and the adequacy of and ability to implement contingency plans and similar uncertainties.

MARKET RISK:

The Company's primary component of market risk is interest rate volatility. It is the goal of the Company to maximize profits while effectively managing rather than eliminating interest rate risk. Two primary measures are used to measure and manage interest rate risk: Net Interest Income Simulation Modeling and Interest Rate Sensitivity Gap Analysis.

NET INTEREST INCOME SIMULATION:

The Company uses a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on both upward and downward interest rate shifts over a twelve month period. Alternative scenarios are simulated by applying immediate shifts in interest rates (rate shocks) and gradual shifts in interest rates (rate ramps). These interest rate shifts are applied to a projected balance sheet for the Company for the twelve month simulation period. Based on the information and assumptions in effect at December 31, 1998, management believes that a 200 basis point rate shock or rate ramp over a twelve month period, up or down, would not significantly affect the Company's annualized net interest income.

The Company has established guidelines that limit the acceptable potential change in net interest margin and net income under these interest rate and balance sheet scenarios. Given the minimal potential for significant risk exposure relating to potential losses in future earnings, fair values or cash flows of interest-rate-sensitive instruments illustrated by the simulations, the Company does not engage in derivative transactions such as hedges, swaps, or futures.

INTEREST RATE SENSITIVITY GAP ANALYSIS:

The Company uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The following table represents management's estimate of projected maturity or repricing of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1998. Management believes that the table will approximate actual experience; however, it should be noted that the gap analysis is a point in time measurement that does not capture all aspects of interest rate risk.

                                                          GREATER THAN
                                                          THREE MONTHS       ONE YEAR        OVER
                                          THREE MONTHS      LESS THAN         THROUGH        FIVE
AS OF DECEMBER 31, 1998                     OR LESS         ONE YEAR        FIVE YEARS       YEARS         TOTAL
-------------------------------------------------------------------------------------------------------------------
(in thousands)
Earning assets:
         Investment activities           $  602,407      $  199,479       $  800,779      $ 54,670     $ 1,657,335
         Lending activities               2,580,332         292,357        2,116,775       756,590       5,746,054
-------------------------------------------------------------------------------------------------------------------
Earning assets                            3,182,739         491,836        2,917,554       811,260       7,403,389
Interest-bearing liabilities              2,845,767       2,193,593        1,327,016        89,898       6,456,274
-------------------------------------------------------------------------------------------------------------------
Interest sensitive gap                      336,972      (1,701,757)       1,590,538       721,362         947,115
Gap as a percent of earning assets              4.6%          (23.0)%           21.5%          9.7%           12.8%
===================================================================================================================
Cumulative interest sensitive gap           336,972      (1,364,785)         225,753       947,115
Cumulative gap as a percent of
   earning assets                               4.6%          (18.4)%            3.1%         12.8%
===================================================================================================================

FIRST NATIONAL OF NEBRASKA AND SUBSIDIARIES
SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31,
                                                1998         1997         1996        1995        1994
--------------------------------------------------------------------------------------------------------
(in thousands except per share data)
Total interest income and
     noninterest income                     $1,109,894   $1,047,041  $  940,471  $  825,735  $  645,806
Provision for loan losses                      173,311      201,494     180,059     102,767      71,698
Net income                                      86,492       75,187      70,232      82,241      77,133
Net income per share                            258.19       220.68      202.53      237.17      222.43
Cash dividends per share                         35.00        33.76       37.22       33.73       38.07
Total assets                                 8,187,815    7,332,021   6,912,057   6,110,542   5,261,907
Managed assets (1)                           8,840,837    8,282,021   7,112,057   6,310,542   5,261,907
Other borrowings and capital notes              97,368      118,541     103,136     109,216      60,966
Federal Home Loan Bank advances                 28,535        3,957         740          --          --


THE COMPANY'S STOCK IS TRADED OVER-THE-COUNTER.
BID PRICE QUOTES PER SHARE, HIGH AND LOW, BY QUARTER (2)
--------------------------------------------------------------------------------

                                         1998                     1997
                                  HIGH          LOW        HIGH          LOW
                                ------------------------------------------------
1st quarter                     $3,675         $3,600      $3,550        $3,300
2nd quarter                      3,940          3,650       3,900         3,450
3rd quarter                      3,900          3,500       4,100         3,800
4th quarter                      3,500          3,250       4,000         3,600


DIVIDENDS PER SHARE
--------------------------------------------------------------------------------

                                               1998                 1997
                                       -----------------------------------------
1st quarter                                 $  8.75              $  8.44
2nd quarter                                   17.50                16.88
3rd quarter                                    8.75                 8.44


NUMBER OF  STOCKHOLDERS
--------------------------------------------------------------------------------

As of January 31, 1999, there were 335,000 shares of common stock issued and outstanding which were held by more than 380 shareholders of record. The shareholders of record number does not reflect the persons or entities who hold their stock in nominee or "street" name.

(1)   Reported assets plus securitized credit card loans

(2)   Source:  Kirkpatrick Pettis Inc., Omaha, Nebraska
          Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company's common stock experiences limited trading activities.

                   ================================================
                   FIRST NATIONAL OF NEBRASKA
                   OFFICERS AND DIRECTORS
                   ================================================

                   Bruce R. Lauritzen
                   Chairman, President & Director

                   Margaret Lauritzen Dodge
                   Director

                   Elias J. Eliopoulos
                   Executive Vice President & Director

                   F. Phillips Giltner
                   Chairman Emeritus & Director

                   J. William Henry
                   Executive Vice President & Director

                   Dennis A. O'Neal
                   Executive Vice President, Treasurer & Director

                   Daniel K. O'Neill
                   Director

                   Steven K. Ritzman
                   Senior Vice President

                   Charles R. Walker
                   Executive Vice President, Secretary & Director

                    FIRST NATIONAL BANK OF OMAHA
                    SENIOR OFFICERS AND DIRECTORS


==================================================================================================================================
                                      Bruce R. Lauritzen......Chairman, President & Director
Elias J. Eliopoulos.....Executive Vice President & Director            Dennis A. O'Neal.......Executive Vice President & Director
J. William Henry........Executive Vice President & Director            Charles R. Walker......Executive Vice President & Director

------------------------------------------------------------------------------------------------------------------------------------
F. Phillips Giltner.....Chairman Emeritus & Director      Noyes W. Rogers........Director       Robert W. Tritsch......Director
------------------------------------------------------------------------------------------------------------------------------------

    Marc M Diehl.................Senior Vice President & Director, Trust
    Charles H. Fries, Jr.........Senior Vice President & Director, Corporate & Financial Institutions
    Timothy D. Hart..............Senior Vice President & Director, Corporate Administration
    Frances A. Marshall..........Senior Vice President & Director, Human Resources
    Russell K. Oatman............Senior Vice President & Director, First Financial Services
    James C.C. Schmidt...........Senior Vice President & Director, Technology Services
    Richard A. Frandeen..........Senior Vice President, Real Estate Lending
    Thomas R. Haller.............Senior Vice President, Retail Banking

====================================================================================================================================
THE BANK IN BOULDER                                                                  BOULDER - LONGMONT - LOUISVILLE, COLORADO
------------------------------------------------------------------------------------------------------------------------------------
                                               David M. Gilman, Chairman & President
------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Larry F. Frey               Richard E. Geesaman, MD        David M. Gilman               Caroline J. Hoyt
     Earl McLaughlin             Dennis A. O'Neal               Carroll V. SoRelle            Thomas W. Ward
====================================================================================================================================
FIRST NATIONAL BANK                                                                          FORT COLLINS - LOVELAND, COLORADO
------------------------------------------------------------------------------------------------------------------------------------
          Thomas J. Gleason, Chairman                                           Mark P. Driscoll, President
------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Mark P. Driscoll            John A. Duffey                 Dwight L. Ghent               Thomas J. Gleason
     Roger G. Gunlikson          Lucia A. Liley                 Douglas E. Markley            Dennis A. O'Neal
     Merlin G. Otteman, MD       Stephen J. Schrader            Wayne K. Schrader             David L. Wood
                                            Mark J. Soukup, Director Emeritus
====================================================================================================================================
FIRST NATIONAL BANK AND TRUST COMPANY OF COLUMBUS                                                 COLUMBUS - NORFOLK, NEBRASKA
------------------------------------------------------------------------------------------------------------------------------------
          John M. Peck, President  - Columbus                                   James R. Mangels, President  - Norfolk
------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     James M. Bator              Donald N. Dworak               Randal J. Emrich              Clark D. Lehr
     John F. Lohr                Robert P. Loshbaugh            James R. Mangels              Larry D. Marik
     John M. Peck                Steven K. Ritzman              Noyes W. Rogers               Donald M. Schupbach
     Dwayne G. Smith             Charles R. Walker
====================================================================================================================================
FIRST NATIONAL BANK OF KANSAS                                                                            OVERLAND PARK, KANSAS
------------------------------------------------------------------------------------------------------------------------------------
                                                   Stuart C. Lang, President
------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Linda A. Acker              Ben T. Embry                   Blair L. Gogel                J. William Henry
     Stuart C. Lang              James A. Polsinelli            Marilyn Scafe
----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================
FIRST NATIONAL BANK                     NORTH PLATTE - ALLIANCE - CHADRON - GERING - SCOTTSBLUFF, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------
                                                 L.H. "Rick" Kolkman, President
----------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Gary L. Conell, MD               J. William Henry            Orville A. Kaschke                 James D. Keenan
     L.H. "Rick" Kolkman              William J. Pfister          William C. Snodgrass               Gary M. Trego
     Ralph M. Tysdal

==================================================================================================================================
THE FREMONT NATIONAL BANK AND TRUST COMPANY                                                                  FREMONT, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------
         Thomas J. Milliken, Chairman                                           David N. Simmons, President
----------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Marc M Diehl                     Rupert L. Dunklau           William R. Emanuel                 H. Haines Hill
     Jim A. Hoshor                    Helen J. Krause             Thomas J. Milliken                 David N. Simmons
     William F. Snyder                Charles R. Walker

==================================================================================================================================
PLATTE VALLEY STATE BANK & TRUST COMPANY                                                                     KEARNEY, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------
         Wayne R. McKinney, Chairman                                            Mark A. Sutko, President
----------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Jeff G. Beattie                  Gerald L. Dulitz            Byron D. Hansen                    Peter G. Kotsiopulos
     Robin W. Marshall                Wayne R. McKinney           Dennis A. O'Neal                   John H. Schulte, MD
     Mark A. Sutko                    Gerald J. Tomka             Sidney R. Hellman, Honorary        Jack M. Horner, Honorary
     Robert P. Sahling, Honorary      Carl C. Spelts, Honorary

==================================================================================================================================
FIRST NATIONAL BANK SOUTH DAKOTA                                                                         YANKTON, SOUTH DAKOTA
----------------------------------------------------------------------------------------------------------------------------------
                                                 Randall A. Johnson, President
----------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Elias J. Eliopoulos        Wilbur P. Foss         Randall A. Johnson           Joleen M. Smith        Charles R. Walker

==================================================================================================================================
UNION COLONY BANK                                                                                       GREELEY - WINDSOR, COLORADO
----------------------------------------------------------------------------------------------------------------------------------
         Lawrence W. Menefee,  Chairman                                         Thomas J. Flanagan, Jr., President
----------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
     Victor J. Campbell               George W. Doering           Harold G. Evans                    Thomas J. Flanagan, Jr.
     Kay Kosmicki                     James R. Listen             Lawrence W. Menefee                Dennis A. O'Neal
     Robert A. Ruyle                  Masoud S. Shirazi           Michael V. Shoop                   F. Scott Thomas
     John M. Todd                     John C. Todd, Director Emeritus
----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================
COLLECTION CORPORATION OF AMERICA
----------------------------------------------------------------------------------------------------------------------------------

                                            Joseph W. Barry, President

     Douglas E. Kozeny, Senior Vice President                   John K. Keady, Vice President
     James W. Shanahan, Vice President                          Mark L. Mathia, Second Vice President

==================================================================================================================================
DATA MANAGEMENT PRODUCTS
----------------------------------------------------------------------------------------------------------------------------------

                                            James A. Mills, President

     Michael J. Reynolds, Senior Vice President                 Darren L. Snodgrass, Vice President

==================================================================================================================================
FIRST OF OMAHA MERCHANT PROCESSING
----------------------------------------------------------------------------------------------------------------------------------

                                            Elias J. Eliopoulos, President

     Donald  M. Gerhard, Executive Vice President               Nicholas W. Baxter, Senior Vice President
     Michael C. Phelan, Senior Vice President                   Christa M. Titus, Vice President & Chief Financial Officer

==================================================================================================================================
FIRST NATIONAL SERVICES CORPORATION
----------------------------------------------------------------------------------------------------------------------------------

                                    R. Ray Lockhart, Director Of Risk Management

     Michael J. Dunetts, Director Of Internal Audit             Donald A. Fees, Director Of Loan Review

==================================================================================================================================
FIRST TECHNOLOGY SOLUTIONS
----------------------------------------------------------------------------------------------------------------------------------

                                                James C.C. Schmidt, President

     Charles M. Huetter, Vice President                         Robert J. Duros, Network Services Division Manager
     Jeffrey L. Roberts, Regional Sales Manager                 Kimberly M. Whittaker, Regional Sales Manager

==================================================================================================================================
PLATTE VALLEY FINANCE COMPANY                                                                              NORTH PLATTE, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------

     DiAnn Kolkman, President                                   Roger L. Miller, Manager

==================================================================================================================================
RETRIEVER PAYMENT SYSTEMS                                                                                          HOUSTON, TEXAS
----------------------------------------------------------------------------------------------------------------------------------

     Elias J. Eliopoulos, Chairman                              William H. Higgins, President

==================================================================================================================================

==================================================================================================================================
FIRST INTEGRATED SYSTEMS                                                                                       OMAHA, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------

     James A. Mills, President                                  William G. Pierce, National Sales Manager

==================================================================================================================================
INFORMATION SYSTEMS                                                                                            OMAHA, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------

                                            Russell K. Oatman, Chairman

     LeRoy A. Swedlund, President                               Roberta J. Swedlund, Vice President

==================================================================================================================================
NEBRASKA TRUST COMPANY                                                   FREMONT - COLUMBUS - KEARNEY - NORTH PLATTE, NEBRASKA
----------------------------------------------------------------------------------------------------------------------------------

                                            David N. Simmons, President

     Joseph E. Twidwell, Jr., Executive Vice President          Leanne K. Anderson, Vice President - North Platte
     Bruce T. Lear, Vice President - Kearney                    John R. Scott, Vice President - Columbus

==================================================================================================================================
FNC TRUST GROUP                                                                         BOULDER - GREELEY - LOVELAND, COLORADO
----------------------------------------------------------------------------------------------------------------------------------

                                              Marc M Diehl, President

     Sean P. Shelley, Senior Vice President                     Howard S. Fine, Vice President
     Cheryl M. Jarchow, Vice President                          David C. Jordan, Vice President & Investment Manager
     Dennis G. Swartz, Vice President - Greeley                 Gaylen R. Williams, Vice President - Loveland